SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: December 22th, 2005

FOR IMMEDIATE RELEASE

SILICOM TO DUAL-LIST ON THE
TEL AVIV STOCK EXCHANGE (TASE)
– Improving Accessibility to Israeli Institutional Investors and Mutual Funds –

        KFAR SAVA, Israel – December 22, 2005 – Silicom Ltd. (NASDAQ:SILCF) today announced that it has obtained approval to list its shares on the Tel Aviv Stock Exchange (TASE), and that trading on the TASE will commence on December 27. Silicom’s shares will be included in the Tel-Tech index. Silicom’s shares will continue to be listed on the Nasdaq under the ticker symbol “SILCF,” and Silicom will continue to be subject to all rules and regulations of Nasdaq and the U.S. Securities and Exchange Commission (SEC).

        The dual listing follows a strong third quarter for Silicom in which the Company posted its seventh consecutive quarter of revenue growth and its third straight profitable quarter. Since the end of the third quarter, the Company has announced two major new Design Wins and a strategic new order from an existing Tier-1 Security Industry customer.

        “We are taking this move in light of increased interest in Silicom expressed by Israeli investors,” said Shaike Orbach, President and CEO of Silicom. “As demonstrated over the past four years by many of the other Israeli companies that have dual-listed on the TASE, we are hopeful that this move will expand and diversify our investor base and raise the daily trading volume and the liquidity of our share.”

        Since October 2000, dual listing on the TASE has been allowed for companies whose shares are listed on certain exchanges outside of Israel. Additional information about the TASE exchange can be found at www.tase.co.il.

Silicom Ltd. is an industry-leading provider of high-performance network connectivity solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet server adapters and innovative BYPASS adapters designed to increase throughput and availability of security appliances and other mission-critical gateway applications. Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il